
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

June 20, 2003

By Federal Express


03024014

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 JUN 23 AM 7:21

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. Amy O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 20, 2003 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Satoshi Obayashi

dlw 6/26

Satoshi Obayashi
Manager
Corporate Legal & General Affairs Department

Enclosure

(Translation)

June 20, 2003

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 135th Ordinary General Meeting of Shareholders held today presentation was made and resolutions were adopted as set forth below.

With highest regards.

PRESENTATION AND RESOLUTIONS

Presentation of Reports: Business Report, Balance Sheet, and Statement of Income for the 135th Fiscal Year (April 1, 2002 through March 31, 2003)

The contents of the above financial statements were presented in accordance with "Reports for the 135th Fiscal Year" enclosed with this notice, sent to shareholders not having voting rights and has sent to shareholders having them as an attachment of the Notice of Convocation of the General Meeting.

Resolutions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 135th Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at four yen (¥4) per share. (Please refer to the Proposal for Appropriation of Retained Earnings as set forth in "Reports for the 135th Fiscal Year.")

Proposition No.2: Establishment of Framework for Acquisition of Treasury Stock

It was resolved as originally proposed and we would acquire up to thirty million (30,000,000) of our own common shares for a maximum acquisition price of thirty billion (30,000,000,000) yen from the time the General Meeting concluded until the conclusion of the next ordinary general meeting of shareholders.

Proposition No.3: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed that an additional purpose was inserted so as to prepare for the diversification of the Company's business and be ready for future business developments.
Concurrently, modifications were made in connection with the effectuation of the revised Commercial Code involving the creation of a system for the sale and delivery of additional shares by holders of shares constituting less than a full voting unit, the creation of a system for the nullification of lost share certificates, the extension of the term of office of Corporate Auditors, and the reduction of the quorum necessary for the adoption of special resolutions at a general meeting of shareholders.
Moreover, we made necessary amendments for, among other things, incorporation of a new article concerning the Executive Officers with having introduced an executive officers system.

Proposition No.4: Election of Two Corporate Auditors

Mr. Masahiro Ishikawa and Mr. Koji Tajika were elected and each of them assumed his duty. Please note that Mr. Koji Tajika satisfies the conditions for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

It was resolved as originally proposed that we would issue new share acquisition rights not to exceed 173 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options to the Company's Directors, Executive Officers and employees in accordance with the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Retiring Corporate Auditor

It was resolved as originally proposed that certain retirement bonuses should be presented to Messrs. Atsushi Nishijo, Masabumi Kimura, Hideki Yamane, Koji Nakajima, Yuji Tamura, Takaaki Shibata, Kenzo Okubo, Shizuka Tamura, Masaomi Bando, Katsuichi Kobayashi, Michio Ogimura and Takehiro Yamanaka who retired as Directors and to Mr. Isao Yamamoto who retired as Corporate Auditor, and that the amounts thereof should be determined within the range of appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company, and that the actual amounts, times and manners of presentation should be left to the discretion of the Board of Directors in the case of the retiring Directors and to the discretion of the Corporate Auditors in the case of the retiring Corporate Auditor.

* * *

After the Ordinary General Meeting of Shareholders, Full-Time Corporate Auditors and a Standing Corporate Auditor were elected from among Corporate Auditors at the Board of Corporate Auditors and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors, and Executive Officers as of June 20, 2003 are as follows.

1. Directors and Corporate Auditors

Name/Title		Name/Title	
Kenji Miyahara	Chairman of the Board of Directors	Motoyuki Oka	President and CEO
Shigemi Hiranuma	Director	Naoki Kuroda	Director
Kosaburo Morinaka	Director	Hironori Kato	Director
Kenichi Nagasawa	Director	Shuji Hirose	Director
Tadahiko Mizukami	Director	Noriaki Shimazaki	Director
Nobuhide Nakaido	Director	Susumu Kato	Director
Takashi Nomura	Standing Corporate Auditor (Full-Time)	Masahiro Ishikawa	Corporate Auditor (Full-Time)
Hiroshi Maeda	Corporate Auditor*	Itsuo Sonobe	Corporate Auditor*
Koji Tajika	Corporate Auditor*		

Notes: 1. All Directors represent the Company.

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki- Kaisha*), are indicated by an asterisk (*).

2. Executive Officers

Name/Title		Name/Title	
Motoyuki Oka	President and CEO*	Shigemi Hiranuma	Executive Vice President*
Naoki Kuroda	Executive Vice President*	Atsushi Nishijo	Executive Vice President
Kosaburo Morinaka	Executive Vice President*	Hironori Kato	Senior Managing Executive Officer*
Kenichi Nagasawa	Senior Managing Executive Officer*	Shuji Hirose	Senior Managing Executive Officer*
Yuji Tamura	Managing Executive Officer	Takaaki Shibata	Managing Executive Officer
Kenzo Okubo	Managing Executive Officer	Tadahiko Mizukami	Managing Executive Officer*
Shizuka Tamura	Managing Executive Officer	Masaomi Bando	Managing Executive Officer
Noriaki Shimazaki	Managing Executive Officer*	Nobuhide Nakaido	Managing Executive Officer*
Katsuichi Kobayashi	Managing Executive Officer	Susumu Kato	Managing Executive Officer*
Michio Ogimura	Managing Executive Officer	Hisahiko Arai	Executive Officer
Yoshihiko Shimazu	Executive Officer	Yoshi Morimoto	Executive Officer
Kenji Kajiwara	Executive Officer	Makoto Shibahara	Executive Officer
Shingo Yoshii	Executive Officer	Michihisa Shinagawa	Executive Officer
Shuichi Mori	Executive Officer	Kazuo Omori	Executive Officer
Kentaro Ishimoto	Executive Officer	Makoto Sato	Executive Officer
Shunichi Arai	Executive Officer	Toyosaku Hamada	Executive Officer

Note: Directors are indicated by an asterisk (*).

* * *